Exhibit 99.1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

F-1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

 (UNAUDITED)

	June 30,	December 31,
	2013	2012
	US$	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,343,246	3,505,330
Accounts receivable -less allowance for doubtful accounts of $906,506 and $865,769	12,935,416	11,960,193
Contract Deposits	2,834,619	3,027,616
Other receivables -less allowance for doubtful accounts of $598,747 and $598,747	587,645	556,635
Advances to Suppliers	6,759,857	4,470,756
Prepayment and other current assets	5,198,100	4,069,975
Inventories, net	4,745,328	4,654,827
Tax receivable	337,113	328,208
Deferred tax asset	121,269	119,437
Total Current Assets	34,862,593	32,692,977

Property and equipment, net	3,833,499	2,895,523
Intangible assets, net	2,663,691	2,694,439
Total Assets	41,359,783	38,282,939

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,444,115	2,407,200
Accounts payable	39,066	37,640
Advances from customers	348,764	248,940
Accrued expenses and other current liabilities	700,801	406,452
Taxes payable	950,871	401,574
Warranty obligation	343,864	338,671
Total Current Liabilities	4,827,481	3,840,477

OTHER LIABILITIES
Warrants liability	378,579	374,166
Total Liabilities	5,206,060	4,214,643
Commitments and Contingency
Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 4,620,000 shares issued and outstanding	12,618	12,618
Additional paid in capital	13,544,584	13,500,847
Retained earnings	17,682,139	16,147,723
Accumulated other comprehensive income	3,458,347	2,967,202
Total Dehaier Medical Systems Limited shareholders' equity	34,697,688	32,628,390
Non-controlling interest	1,456,035	1,439,906
Total equity	36,153,723	34,068,296
Total liabilities and equity	41,359,783	38,282,939

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended
	June 30,	June 30,
	2013	2012
	US$	US$

Revenue	8,325,382	10,299,059

Costs of revenue	(5,059,745)	(6,317,316)

Gross profit	3,265,637	3,981,743

Service income	99,357	132,915
Service expenses	(18,195)	(37,272)
General and administrative expense	(868,262)	(1,031,502)
Selling expense	(564,315)	(662,852)

Operating Income (Expense)	1,914,222	2,383,032

Financial expenses	(77,863)	(65,969)
Other income	-	395
Change in fair value of warrants liability	(4,413)	(92,067)

Income (Expense) before provision for income tax and non-controlling interest	1,831,946	2,225,391

Provision for income tax	(314,883)	(416,468)

Net income	1,517,063	1,808,923

Net loss (income) attributable to Non-Controlling interest	17,353	7,478

Net income attributable to Dehaier Medical Systems Limited	1,534,416	1,816,401

Net income	1,517,063	1,808,923

Other comprehensive income (loss)
Foreign currency translation adjustments	491,145	(226,067)

Comprehensive income	2,008,208	1,582,856
Comprehensive income (loss) attributable to the non-controlling interest	(16,129)	21,019

Comprehensive income attributable to Dehaier Medical Systems Limited	1,992,079	1,603,875

Earnings per share
-Basic	0.33	0.40
-Diluted	0.33	0.39

Weighted average number of common shares used in computation
-Basic	4,620,000	4,566,160
-Diluted	4,642,383	4,714,077

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2013	2012
	US$	US$
Cash flows from operating activities

Net income	1,517,063	1,808,923
Adjustments to reconcile net income to net cash (used in) operating activities
Stock-based compensation expense	43,737	124,077
Depreciation and amortization	300,840	246,448
Change in fair value of warrants liability	4,413	92,067
Provision for doubtful accounts	27,224	27,942
Changes in assets and liabilities:
(Increase) in accounts receivable	(812,221)	(282,688)
(Increase) in prepayments and other current assets	(3,268,571)	(522,831)
Decrease (Increase) in other receivables	215,084	(1,670,623)
Decrease (Increase) in inventories	(18,953)	733,009
Decrease (Increase) in tax receivable	(3,839)	384,599
Increase in accounts payable	840	6,115
Decrease (Increase) in advances from customers	95,181	(65,347)
Decrease (Increase) in accrued expenses and other current liabilities	285,657	(31,931)
Decrease (Increase) in taxes payable	538,466	(1,616,959)
Net cash (used in) operating activities	(1,075,079)	(767,199)

Cash flows from investing activities
Capital expenditures and other additions	(1,115,276)	(2,405,707)
Net cash used in investing activities	(1,115,276)	(2,405,707)

Cash flows from financing activities
Proceeds from bank loan	2,413,250	2,373,145
Repayment of bank loan	(2,410,176)	(1,580,436)
Net cash provided by financing activities	3,074	792,709

Effect of exchange rate fluctuations on cash and cash equivalents	25,197	(206,347)

Net decrease in cash and cash equivalents	(2,162,084)	(2,586,544)

Cash and cash equivalents at beginning of period	3,505,330	3,694,486

Cash and cash equivalents at end of period	1,343,246	1,107,942

Supplemental cash flow information
Income tax paid	231,371	779,678
Interest paid	76,187	64,904

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Dehaier Medical Systems Limited (“Dehaier”) was incorporated in the British Virgin Islands in 2003 as a limited liability company. Dehaier distributes and provides after-sale services for medical equipment in China mainly through its majority-owned subsidiary Beijing Dehaier Medical Technology Co. Limited (“BDL”) and its affiliate Beijing Dehaier Technology Limited (“BTL”). On November 9, 2011, Dehaier established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”). Both BDL and BTL were incorporated in the People’s Republic of China (“PRC”). Dehaier, through its subsidiaries and affiliate, distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and oxygen generators. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including anesthesia equipment, patient monitors, mobile C-arm X-ray machines and other medical equipment accessories.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. However, we believe that the disclosures included in these financial statements are adequate to make the information presented not misleading. The unaudited condensed consolidated interim financial statements included in this document have been prepared on the same basis as the annual consolidated financial statements, and in our opinion reflect all adjustments, which include normal recurring adjustments necessary for a fair presentation in accordance with GAAP for interim financial statements. The results for the six months ended June 30, 2013 are not necessarily indicative of the results that we will have for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes to those statements for the year ended December 31, 2012 included in our Annual Report on Form 10-K.

Basis of Consolidation

The consolidated financial statements include the accounts of Dehaier, and its majority-owned and wholly-owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Dehaier, BDL and BTL. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. Because of these arrangements, BDL is the primary beneficiary of BTL, as the entity that is most closely associated with BTL. BTL is considered a variable interest entity(“VIE”). Management makes ongoing reassessments of whether BDL is the primary beneficiary of BTL.

The carrying amount and classification of BTL’s assets and liabilities included in the Consolidated Balance Sheets are as follows:

	June 30,	December 31,
	2013	2012
	US$	US$
Total current assets	270,205	240,420
Total assets	1,459,410	1,457,986
Total current liabilities	3,376	18,080
Total liabilities	3,376	18,080

F-5

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Consolidation (Continued)

The accounts of BTL are consolidated in the accompanying financial statements pursuant to Accounting Standards Codification (“ASC”) 810-10, “Consolidation”. As a VIE, BTL’s revenues are included in the Company’s service income, and its income from operations is consolidated with the Company’s. Because of the arrangements, the Company had a pecuniary interest in BTL that requires consolidation of the Company’s and BTL’s financial statements.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, warranty obligation, warrants liability, stock-based compensation and useful lives of intangible assets, and property and equipment. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

The Company follows the provisions of ASC topic 815, “Derivatives and Hedging”. ASC topic 815 provides a framework for determining whether an instrument is indexed to an entity's own stock. Warrants are indexed to the Company's stock, which is traded in US dollars. Since the Company's functional currency is the RMB, such warrants are considered liabilities. The fair value of the warrants liability is measured each reporting period with the resulting change in fair value recorded in the consolidated statements of income and comprehensive income (see Note 12).

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, and establish a three-level valuation hierarchy for disclosures of fair value.

The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the warrants was determined using the Black Scholes Model, with level 2 inputs.

F-6

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

*Persuasive evidence of an arrangement exists;

*Delivery and/or installation has occurred (e.g., risks and rewards of ownership have passed);

*The sales price is fixed or determinable; and,

*Collectibility is reasonably assured.

All revenues are based on firm customer orders with fixed terms and conditions. Because the products are assembled to the customers’ specification, there is no right of return. The Company does not provide its customers with price protection or cash rebates. For products that include software, the software is an off-the-shelf package and an integral part of the products being delivered. The Company does not provide any significant post-sale customer support services and does not provide customers with upgrades. The software is incidental to the product as a whole. For products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed.

For all service income, the Company recognizes the revenue upon the completion of the repairs when the equipment has been returned to and accepted by the customers.

In the PRC, value added tax (VAT) of 17% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Foreign Currency Translation

The accounts of Dehaier, BDL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars. Foreign currency transactions are translated into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The foreign currency accounts of BDL and BTL are translated in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at current exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues and expenses are translated at average exchange rates in effect during the periods. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity

Earnings per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the years. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common stock equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

F-7

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recorded a deferred tax asset for the temporary differences arising from allowance for doubtful accounts and certain accrued expenses. The Company believes it can utilize the deferred tax asset to offset future taxable income. Therefore, no valuation allowance has been provided as of June 30, 2013 and December 31, 2012.

The Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, A Similar Tax Loss, or a Tax Credit Carryforward Exists (A Consensus the FASB Emerging Issues Task Force). ASU 2013-11 provides guidance on financial statement presentation of unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. This ASU applies to all entities with unrecognized tax benefits that also have tax loss or tax credit carryforwards in the same tax jurisdiction as of the reporting date. This amendment is effective for public entities for fiscal years beginning after December 15, 2013 and interim periods within those years. The company does not expect the adoption of this standard to have a material impact on the Company’s unaudited condensed consolidated financial position and results of operations.

3.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	June 30,	December 31,
	2013	2012
	US$	US$
Prepayment for equipment purchase	4,826,322	3,808,938
Other prepaid expenses	371,778	261,037
	5,198,100	4,069,975

F-8

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	June 30,	December 31,
	2013	2012
	US$	US$
Buildings	1,386,660	1,365,717
Land use rights	316,757	311,973
Plant and machinery	4,150,082	2,980,087
Automobiles	44,376	43,706
Office and computer equipment	532,854	524,154
	6,430,729	5,225,637

Less: Accumulated depreciation and amortization	(2,597,230)	(2,330,114)
Property and equipment, net	3,833,499	2,895,523

At June 30, 2013 and December 31, 2012, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB15,000,000 (US$2,444,115) and RMB10,000,000(US$2,407,200), respectively (see Note 6).

Depreciation and amortization expense was $229,392 and $246,448, for the six months ended June 30, 2013 and 2012, respectively.

Land Use Rights

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The Company’s land use rights are reported at the purchase price (RMB1,944,000 in 2002).

5.	INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2013	2012
	US$	US$
Software Copyright	2,774,975	2,733,062
Others	43,391	42,736
	2,818,366	2,775,798

Less: Accumulated and amortization	(154,675)	(81,359)
Intangible assets, net	2,663,691	2,694,439

Amortization expense for the six months ended June 30, 2013 and 2012 was $71,448 and $9,495, respectively. Annual future amortization expense at June 30, for each of the next five years is $142,895 and $714,477 thereafter.

F-9

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6.	SHORT-TERM BORROWINGS

The Company has a line of credit for $1,629,430 (RMB10,000,000) with a commercial bank in China to finance its working capital. The credit line bears interest at a variable rate and is renewed annually. Average interest rates for the six months ended June 30, 2013 and 2012 were 6.30% and 6.60%, respectively. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building (see note 5) and guaranteed by BDL and an officer of the Company. On March 28, 2013, the bank renewed the Company's credit line that bears interest at a variable rate with payments due on March 27, 2014 for RMB10,000,000. On March 5, 2013, the Company renewed the loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $814,705 (RMB5,000,000) with floating interest rate which was approximately 7.5% per year, due on March 4, 2014. Pursuant to the terms of the agreement, the line of credit is guaranteed by an officer of the Company.

Interest expense on short-borrowings for the six months ended June 30, 2013 and 2012 amounted to $76,187 and 64,904, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other payables consist of the following:

	June 30,	December 31,
	2013	2012
	US$	US$
Accrued salaries and social welfare	257,400	259,774
Accrued expenses	350,625	60,542
Other payables, non-trade vendors	61,744	51,591
Deposit from customer	31,032	34,545
	700,801	406,452

8.	TAXES PAYABLE

Taxes payable consist of the following:

	June 30,	December 31,
	2013	2012
	US$	US$
Value added tax	600,430	144,845
Enterprise income tax	317,616	229,854
Employee withholding taxes	2,544	2,533
Business tax	163	161
City construction tax	30,118	24,181
	950,871	401,574

F-10

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

9.	NON-CONTROLLING INTEREST

Non-controlling interest consists of the following:

	June 30,	December 31,
	2013	2012
	US$	US$
Original paid-in capital	384,211	384,211
Retained Earnings	727,339	754,894
Accumulated other comprehensive income	344,485	300,801
	1,456,035	1,439,906

10.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises and a warehouse facility, all of which are classified as operating leases. These non-cancelable leases have lease terms expiring through December 2014. Approximate future minimum lease payments under these leases at June 30, 2013, are $78,842 for the six months ending June 30, 2013 and $47,759 for the twelve months ending December 31, 2014.

Rent expense for the six months ended June 30, 2013 and 2012 was $59,322 and $43,467, respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a one year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China, requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $317,879 and $269,656 as of June 30, 2013 and December 31, 2012, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

11.	EQUITY

Common Shares

During 2012, Dehaier issued 60,000 restrict unregistered common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $109,000.

Statutory Surplus Reserves

A PRC company is required to make appropriations to statutory surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve is required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s’ registered capital.

F-11

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.	EQUITY (CONTINUED)

The statutory surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

Since Dehaier is a British Virgin Islands’ company, it will not be subject to the statutory surplus reserve provisions. BDL is a joint-venture company and the statutory surplus reserve provisions will be determined by its board of directors. As of March 18, 2013, BDL’s board of directors has not yet made such determination. Therefore, no amount was allocated to the statutory surplus reserve account.

BTL appropriated 10% of its net profits as statutory surplus reserve, which is included as part of the non-controlling interest in the equity section. As of June 30, 2013 and December 31, 2012, statutory surplus reserve activity was as follows:

	June 30,	December 31,
	2013 US$	2012 US$

Balance – beginning of year	75,489	74,469
Addition to statutory reserves	-	1,020
Balance –end of year	75,489	75,489

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire five years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors. In connection with their services, the Company issued an aggregate of 450,000 options to acquire the Company’s common shares at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016. As of June 30, 2013, 360,000 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

	Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value
Employees	5	126%	0%	0.83%	$1.22
Directors and officers	5	126%	0%	0.83%	$1.22

F-12

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11.	EQUITY (CONTINUED)

Stock Option Plan (Continued)

The following is a summary of the option activity:

Stock options	Shares	Weighted Average Exercise Price		Aggregate Intrinsic Value
Outstanding as of December 31, 2011	450,000
Granted	-	$
Forfeited	-
Exercised	-
Outstanding as of December 31, 2012	450,000		$1.45	$-
Granted	-
Forfeited	-
Exercised	-
Outstanding as of June 30, 2013	450,000		$1.45	$400,500

Following is a summary of the status of options outstanding and exercisable at June 30, 2013:

Outstanding options			Exercisable options
Average Exercise price	Number	Average remaining contractual life (years)	Average Exercise price	Number	Average remaining contractual life (years)
$1.45	450,000	3.5	$1.45	90,000	3.5

For the six months ended June 30, 2013 and 2012, the Company recognized $43,737 and $124,077, respectively, as compensation expense under its stock option plan.

12.	WARRANTS

On April 21, 2010, the Company issued to Anderson & Strudwick Incorporated (“A&S”) 150,000 warrants, as a portion of the placement commission for the IPO. On the same day, the Company granted a total of 7,500 warrants to Hawk Associates Inc.(“Hawks”), the Company’s investor relations consultancy. On January 10, 2012, the Company issued 100,000 warrants to FirsTrust Group, Inc., (“FirsTrust”), the Company’s investor relations consultancy totaling 257,500 warrants. All the warrants issued to “A&S” have the right to purchase one share of common stock for an exercise price of $10.00 per share with a term of 5 years. All the warrants granted to Hawks have the right to purchase one share of common stock for an exercise price of $9.60 per share with a term of 5 years. All the warrants granted to FirsTrust have the right to purchase one share of common stock for an exercise price of $4.00 per share with a term of 5 years.

The fair value of the outstanding warrants at June 30, 2013 was calculated using the Black Scholes Model with the following assumptions:

Market price per share (USD/share)	2.10
Exercise price (USD/share)	$4.00, $9.60, $10.00
Risk free rate	0.66%, 0.36%, 0.36%
Dividend yield	-
Expected term/Contractual life (years)	3.53, 1.81, 1.81
Expected volatility	189.0%

F-13

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12.	WARRANTS(CONTINUED)

The following table sets forth by level within the fair value hierarchy our financial assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2013 and December 31, 2012.

	Carrying Value at June 30, 2013	Fair Value Measurement at June 30, 2013
		Level 1	Level 2	Level 3
Warrants liability	$378,579	$-	$378,579	$-

	Carrying Value at December 31, 2012	Fair Value Measurement at December 31, 2012
		Level 1	Level 2	Level 3
Warrants liability	$374,166	$-	$374,166	$-

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

	June 30, 2013	December 31, 2012
	US$	US$
Beginning balance	374,166	96,469
Warrants issued		97,505
Fair value change of the issued warrants included in earnings	4,413	180,192
Ending balance	378,579	374,166

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
Outstanding as of January 1, 2012	157,500	$
Granted	100,000
Forfeited	-
Exercised	-
Outstanding as of December 31, 2012	257,500		$7.66	2.97
Granted	-
Forfeited	-
Exercised	-
Outstanding as of June 30, 2013	257,500		$7.66	2.48

F-14

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13.	Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computation for the six months ended June 30, 2013 and 2012:

	For the six months ended
	June 30,
	2013	2012

Net income available to the company’s common shareholders	$1,534,416	$1,816,401
Weighted average shares outstanding - Basic	4,620,000	4,566,160
Options	22,383	147,917
Weighted shares outstanding - Diluted	4,642,383	4,714,077

Earnings per share - Basic	$0.33	$0.40
Earnings per share - Diluted	$0.33	$0.39

For the six months ended June 30, 2013 and 2012, 22,383 and 147,917 shares of the 450,000 stock options were exercisable and included in the diluted EPS calculation.

14.	INCOME TAXES

British Virgin Islands

Dehaier is a tax-exempt company incorporated in the British Virgin Islands. BDL and BTL were incorporated in the PRC and are governed by the PRC laws.

F-15

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

 PRC

PRC enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009 and 2012 BDL updated its certification for “high technology” company. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the six months ended June 30, 2013 and 2012.

The tax rate for BTL is 25% in 2013 and 2012

A reconciliation of income tax expense and the amount computed by applying the statutory income tax rate to the income before income tax provision is as follows:

	For the six months ended
	June 30,
	2013	2012
	US$	US$
Tax computed at statutory rate	274,792	333,808
Other nondeductible items	40,091	82,660
	314,883	416,468

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax. Moreover, as of June 30, 2013, Breathcare was inactive and generated no revenue.

F-16

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15.	CONCENTRATIONS

Major Customers

For the six months ended June 30, 2013 and 2012, approximately 18% and 10% of the Company’s revenues were received from each of two customers.

No customer represented more than 10% of amounts receivable at June 30, 2013. At December 31, 2012, receivables from two customers were approximately 12% and 10%, respectively.

Revenues

For the six months ended June 30, 2013 and 2012, the Company’s top three selling products accounted, in the aggregate, for approximately 65% and 76%, respectively, of its total net revenues.

The following represents the revenues by product line, all derived from China:

	For the six months ended June 30,
	2013	2012
	US$	US$
Products Line
Medical Devices	7,138,474	8,687,340
Respiratory and Oxygen Homecare	1,186,908	1,611,719
	8,325,382	10,299,059

F-17